UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT INFORMATION

BANKRUPTCY COURT APPROVES AVIANCA’S MOTION SEEKING

CERTAIN PRELIMINARY DOCUMENTS RELATING TO EXIT DEBT FINANCING

As per the material fact published on July 22, 2021 and in the context of Avianca Holdings S.A.’s (“Avianca” or the “Company”) Chapter 11 proceedings, the Company, informs that the Bankruptcy Court approved the terms of, and the Company’s entry into and performance under, DIP-to-exit facility commitment letters, as well as the Company’s incurrence, payment and allowance of obligations thereunder as superpriority administrative expenses.

The Bankruptcy Court’s order represents a first step toward future approval of Avianca’s exit debt financing. Next, Avianca will, by separate motion, seek approval of an amendment to its existing DIP documents to provide for two new tranches of loans or notes, which would refinance in full its existing $1.4 billion “Tranche A” DIP obligations, provide approximately $220.0 million in additional liquidity and convert into long-term debt financing upon Avianca’s emergence from Chapter 11, upon the satisfaction of certain conditions.

The commitment letters for which Avianca sought approval represent the first tangible result of Avianca’s exit financing marketing process, which commenced in April 2021. As a result of discussions with investors, Avianca has now obtained two financial commitments for replacement DIP financing and long-term financing upon Avianca’s emergence from Chapter 11. As disclosed on July 22, 2020 the two tranches have slightly different commercial terms, and would combine to replace the existing Tranche A.

Further to our disclosure to the market on May 20, 2020, April 14, 2021and July 22, 2021, at this stage of the process, it is still not possible to know (i) whether other third parties, creditors or shareholders will contribute new capital, or if the value of the shares of the Company (ordinary and/or preferred) will be diluted and, to the extent such is the case, the extent of such dilution; or (ii) whether the Company or any of the Companies will be liquidated. In any event, U.S. law imposes upon the Companies a priority order (known as the “absolute priority rule”) to pay claims existing before the restructuring proceeding filing date. Generally, the value of the Companies must be directed (i) first, to satisfy secured claims, up to the value of the collateral securing such claims; (ii) second, to satisfy unsecured priority claims; (iii) third, to satisfy non-priority unsecured claims; and (iv) fourth, to shareholders of the Companies. Generally, a particular class of claims may not receive any distribution until all claims senior to such class have been paid in full. It is likely that the Company’s shareholders (including ordinary shareholders and preferred shareholders) would not receive any distribution under a plan of reorganization or otherwise, unless the claims of the other classes of creditors of the Company senior to the shareholders have been satisfied in full. As a result of the foregoing, under the Chapter 11 Plan, the shareholders of the Company may be diluted, or the value of their shares reduced to zero, due to the decrease in equity of the Company attributable to the Companies’ liabilities to third parties and creditors, as well as the injection of capital by new investors pursuant to the Chapter 11 Plan.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations and beliefs, including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the further impacts of the COVID-19 pandemic. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(+571) 587 7700

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes, Corporate Communications

carolina.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary